Writer’s Direct Dial: (54) 11 5169 4873

E-Mail: ameszaro@multicanal.net.ar

October 20, 2005

BY EDGAR ELECTRONIC TRANSMISSION

Kathleen Kerrigan Securities and Exchange Commission Mail Stop 3561 100 F Street, NE CF/AD11 450 Fifth Street, N.W. Washington, D.C. 20549-3561

Re:	Multicanal S.A. Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2004 (File No. 333-07112)

Dear Ms. Kerrigan:

By letter dated October 4, 2005 (the “Supplemental Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments on Multicanal S.A.’s (“Multicanal”) letter dated September 22, 2005 in response to the Staff’s letter dated September 7, 2005, commenting on the annual report on Form 20-F for the fiscal year ended December 31, 2004, as filed by Multicanal on June 20, 2005 (the “Annual Report”). Multicanal is submitting herewith via EDGAR responses to the Staff’s Supplemental Letter.

For convenience, we have reproduced below in bold the Staff’s comments, numbered to correspond with the numbers in your Supplemental Letter, and provided responses immediately below the comments.

Form 20-F for Fiscal Year Ended December 31, 2004

Note 2.5(j) – Intangible assets, page F-11

1.

We note your discussion in response to comment 5 that had you amortized the purchase value of subscribers over 20 years but had considered how this intangible could be amortized over your historical churn rate. Tell us how you considered paragraph 53 of SFAS 142 in determining whether the 20 year useful life was still appropriate upon implementation of SFAS 142.

As explained in our letter dated September 22, 2005, Multicanal has classified the “purchase value of subscribers” acquired between 1995 and 1997 (approximately 8,200 subscribers) as an intangible asset and has amortized such intangible asset through December 31, 2004 as described in our prior response. Upon review of your Supplemental Letter and SFAS 142 “Goodwill and Other Intangible Assets” as related to this asset, we noted that we had not treated this asset in the manner contemplated by SFAS 141 “Business Combinations.”

We note, however, that the impact on our net book value of our failure to follow SFAS 141 guidance is immaterial. In fact, the total purchase price paid by Multicanal for the subscribers was approximately Ps. 28 million. Had Multicanal treated the transaction as the acquisition of a business, it would have allocated approximately Ps. 4 million of the purchase price to the value of the subscribers on a stand-alone basis (amount estimated considering the average value of the subscribers at the time of the transactions) and the balance (approximately Ps. 24 million) to the recognition of goodwill. Pursuant to SFAS 142 paragraph 18, Multicanal would have discontinued the amortization of the “goodwill” on January 1, 2002. The balance of such goodwill as of December 31, 2004 would have been approximately Ps. 16 million (the Ps. 4 million allocated to the value of the subscribers would have been completely amortized by December 31, 2004). As stated in Note 5 to our financial statements, as of December 31, 2004, we carried the net book value of the purchased subscribers at Ps. 15,035,076.

In light of your comment, going forward we intend to reclassify the “net book value of purchase subscribers” (Ps. 15 million, as of December 31, 2004) as goodwill, and apply SFAS 142 taking paragraph 18 into consideration.

2.

We note in your response to comment 5 that you amortize improvements to third party networks over the useful life of the third party network. For US GAAP reporting purposes, leasehold improvements should be amortized over the remaining lease term or the useful life of the leasehold or the leasehold improvement, whichever is shorter. Please explain to us the nature of your arrangements to utilize and make improvements to third party networks. Also, please explain further your US GAAP amortization policy and the basis for it.

The capitalized costs described in the response provided on September 22, 2005 to comment 5 in your letter dated September 7, 2005, do not relate to leased assets.

Multicanal entered into management contracts with certain Uruguayan cable TV operators that own licenses and networks pursuant to which Multicanal provides them with programming and management services in exchange for a variable fee based on the revenue earned from subscribers. Pursuant to the terms of these management contracts, they remain in effect for so long as the cable TV operator counterparty is authorized by the Uruguayan regulatory authority to render cable TV services. The Uruguayan Broadcasting Law establishes that authorizations are initially granted for a ten-year term, which may be extended by application of the cable operator. The Uruguayan regulatory authority has extended all authorizations granted to our Uruguayan cable operator counterparties indefinitely.

As part of the management contract, Multicanal is responsible for paying certain costs which meet the definition of “hook-up” costs as described in paragraph 12 of SFAS 51 “Financial Reporting by Cable Television Companies” as well as, to a much lesser extent, certain direct labor costs associated with the connection of cable in subscriber areas where Multicanal provides service using utility poles. These costs are capitalized by Multicanal and amortized over a ten-year period, which is the average period expected for a subscriber to remain with the relevant Uruguayan cable operator counterparty.

3.

We note in your response to comment 5 you indicate that your “intangible assets do not have identifiable independent cash flows; accordingly they were grouped with other assets for impairment testing.” Please provide us with more details about the nature of this grouping in accordance with SFAS 144, and tell us whether all the intangible assets are in the same asset group.

In accordance with SFAS 144 “Accounting for the Impairment or disposal of Long-Lived Assets,” we have grouped our other intangible assets with our long-lived assets, mainly property and equipment, at the level of the different locations in which Multicanal operates, which is the lowest level at which identifiable cash flows for those assets are largely independent of the cash flows of other assets and liabilities.

Other intangible assets were assigned to different asset groups, taking into account which asset group would be benefited by each intangible asset.

*     *    *    *

Multicanal acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 20-F and that the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. Multicanal also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the Annual Report, please do not hesitate to contact me at (54) 11-5169-4873 or our counsel, Andrés de la Cruz, at (49) 69-9710-3190.

Very truly yours,

/s/ Adrián Mészaros

Adrián Mészaros

Chief Financial Officer

cc:	Kathleen Krebs Daniel Zimmermann Securities and Exchange Commission Andrés de la Cruz, Esq. Leslie N. Silverman, Esq. Cleary Gottlieb Steen & Hamilton LLP

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